SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Electronic Systems Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

285848107

(CUSIP Number)

Travis L. Gering, Esq.

Wuersch & Gering LLP

100 Wall Street

10th Floor

New York, NY 10005

(212)-509-47-23

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285848107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Theodore Deinard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,500
	8.	SHARED VOTING POWER 285,884
	9.	SOLE DISPOSITIVE POWER 2,500
	10.	SHARED DISPOSITIVE POWER 285,884

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 285848107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Jennifer Quasha-Deinard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 285,884
	8.	SHARED VOTING POWER 2,500
	9.	SOLE DISPOSITIVE POWER 285,884
	10.	SHARED DISPOSITIVE POWER 2,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on 5,158,667 shares of Common Stock issued and outstanding as of June 30, 2014, as reported on the Issuer’s Form 10-Q, filed with the SEC on August 1, 2014.

CUSIP No. 285848107	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the "Common Stock" or the “Shares”) of Electronic Systems Technology, Inc. (the "Issuer"), whose principal place of business is located at 415 N. Quay St., Bldg. B1, Kennewick, WA 99336.

Item 2.  Identity and Background.

This Statement is filed by Theodore Deinard and Jennifer Quasha-Deinard (referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock.

The principal business address and present principal occupation or employment of each of the Reporting Persons is as follows:

Name	Business Address	Principal Occupation or Employment
Theodore Deinard	1345 Avenue of the Americas 27th Floor New York, NY 10105	Investor
Jennifer Quasha-Deinard	1345 Avenue of the Americas 27th Floor New York, NY 10105	Investor

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,500 shares of Common Stock owned by Theodore Deinard is approximately $950, including brokerage commissions. The shares of Common Stock owned by Theodore Deinard were acquired with personal funds. The aggregate purchase price of the 285,884 shares of Common Stock owned by Jennifer Quasha-Deinard is approximately $128,000, including brokerage commissions.  The shares of Common Stock owned by Jennifer Quasha-Deinard were acquired with personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the ordinary course of their investment activities.  The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

CUSIP No. 285848107	13D	Page 5 of 7 Pages

 Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

Theodore Deinard owns 2,500 shares of Common Stock of the Issuer, constituting 0.05% of the outstanding shares thereof. Jennifer Quasha-Deinard owns 285,884 shares of Common Stock of the Issuer, constituting 5.54% of the outstanding shares thereof. Theodore Deinard is the spouse of Jennifer Quasha-Deinard and is deemed to be a beneficial owner of her shares.

Theodore Deinard has sole voting and dispositive power with respect to the shares of Common Stock he owns directly. Jennifer Quasha-Deinard has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.  Theodore Deinard and Jennifer Quasha-Deinard share an aggregate of 288,384 shares of voting and dispositive power of the Issuer, constituting 5.5% of the issued and outstanding shares.

Information concerning transaction in the Shares effected by Jennifer Quasha-Deinard during the past sixty days is set forth on Schedule A hereto. All of the transactions in Shares listed on Schedule A hereto were effected in the open market through various brokerage entities.

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 285848107	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Theodore Deinard
Theodore Deinard

/s/ Jennifer Quasha-Deinard
Jennifer Quasha-Deinard

CUSIP No. 285848107	13D	Page 7 of 7 Pages

Schedule A

Transactions in the Shares during the Past 60 Days

Shares of Common Stock Acquired	Price Per Share ($)	Date of Purchase
200	0.4735	8/27/2014
1,001	0.476	9/22/2014
18,999	0.483224	10/15/2014
100,000	0.4530	10/20/2014
100,000	0.4551	10/20/2014